Exhibit 23b

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND REPORT ON SCHEDULES

We consent to the incorporation by reference in Registration Statement No. 333-33903 on Form S-8 of our report dated March 25, 2004, appearing in this Annual Report of Form 10-K of Investors Title Company (the “Company”) for the year ended December 31, 2005.

Our audit of the consolidated financial statements referred to in our aforementioned report also included the financial statement schedules of the Company, listed in Item 15. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Raleigh, North Carolina March 16, 2006